

Mail Stop 3720

August 14, 2015

David B. Potts
Chief Financial Officer
Arris Group, Inc.
3871 Lakefield Drive
Suwanee, GA 30024

> **Re: Arris Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Form 10-Q for the quarter ended June 30, 2015**
> **Response dated August 11, 2015**
> **File No. 0-31254**

Dear Mr. Potts:

We have reviewed your August 11, 2015 response to our comment letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2015 letter.

Form 10-Q for the quarter ended June 30, 2015

Refer to your response to comment four and your disclosures on page 18 of your Form 10-Q. We note the "Corporate and Unallocated Costs" category of expenses include corporate sales and marketing, home office general and administrative expenses, annual bonus and equity compensation. Please quantify each of the expenses in this category that are included in the related operating expense line item in the statement of operations.

You may contact Inessa Kessman at 202-551-3371 or Ivette Leon at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at 202-551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications